PT MOTION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm -. Public Company Accounting Oversight Board

PT Motion Works, Inc.
Index to Consolidated Financial Statements
(unaudited)



dbb_mckennon_

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
PT Motion Works, Inc. and Subsidiaries
Solana Beach, CA

We have reviewed the accompanying consolidated financial statements of PT Motion Works, Inc., a Delaware corporation, and subsidiaries (collectively the "Company"), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations and other comprehensive loss, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

Newport Beach, California
December 23, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

PT MOTION WORKS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2014
(unaudited)

		2015		2014
Assets				
Current assets:				
Cash	$	2,318,230	$	2,351,296
Accounts receivable		483,380		233,544
Inventory		923,250		774,019
Prepaid inventory		89,571		92,593
Other current assets		38,155		46,749
Total current assets		3,852,586		3,498,201
Property and equipment, net		166,089		81,839
Intangible assets, net		213,078		230,095
Other assets		9,943		8,548
Total assets	$	4,241,696	$	3,818,683
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	127,015	$	43,646
Accrued liabilities		130,992		79,287
Deferred revenue		16,070		19,271
Notes payable - current		9,537		4,938
Total current liabilities		283,614		147,142
Notes payable - long term, net of current portion		1,025,567		16,638
Total liabilities		1,309,181		163,780
Commitments and contingencies (Note 6)		-		-
Stockholders' Equity: (Note 8)				
Series C-1 Preferred Stock		1,088,913		1,088,913
Series C Preferred Stock		1,000,128		1,000,128
Series B Preferred Stock		2,075,000		2,075,000
Series A-4 Preferred Stock		1,545,000		1,545,000
Series A-3 Preferred Stock		375,452		375,452
Series A-2 Preferred Stock		148,129		148,129
Series A-1 Preferred Stock		167,242		167,242
Common stock		2,095		2,095
Additional paid-in capital		263,047		221,047
Accumulated other comprehensive income		(51,564)		3,484
Accumulated deficit		(3,680,927)		(2,971,587)
Total stockholders' equity		2,932,515		3,654,903
Total liabilities and stockholders' equity	$	4,241,696	$	3,818,683

See accompanying independent accountants' review report
and notes to the consolidated financial statements

PT MOTION WORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
Revenues	$ 5,145,449	$ 5,167,060
Cost of revenues	2,912,135	3,116,703
Gross profit	2,233,314	2,050,357
Operating Expenses:		
General and administrative	2,397,394	2,061,479
Sales and marketing	511,777	537,848
Research and development	30,969	34,870
Total operating expenses	2,940,140	2,634,197
Operating loss	(706,826)	(583,840)
Other (income) expense :		
Interest expense	6,486	4,542
Interest income	(8,399)	(6,735)
Other expense	-	14,895
Total other (income) expense	(1,913)	12,702
Loss before provision for income taxes	(704,913)	(596,542)
Provision for income taxes	4,427	2,729
Net loss	(709,340)	(599,271)
Foreign currency translation adjustment	(55,048)	8,298
Comprehensive loss	$ (764,388)	$ (590,973)

See accompanying independent accountants' review report
and notes to the consolidated financial statements

PT MOTION WORKS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	Preferred Series C-1		Preferred Series C		Preferred Series B		Preferred Series A-4		Preferred Series A-3	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2013	-	$ -	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000	242,422	$ 375,452
Stock-option compensation	-		-		-		-		-	
Issuance of Series C-1 Preferred Stock	174,226	1,088,913	-		-		-		-	
Foreign currency translation adjustment	-		-		-		-		-	
Net loss	-		-		-		-		-	
December 31, 2014	174,226	1,088,913	166,682	1,000,128	415,000	2,075,000	540,693	1,545,000	242,422	375,452
Stock based compensation	-		-		-		-		-	
Foreign currency translation adjustment	-		-		-		-		-	
Net loss	-		-		-		-		-	
December 31, 2015	174,226	$ 1,088,913	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000	242,422	$ 375,452

	Preferred Series A-2		Preferred Series A-1		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
December 31, 2013	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 193,047	$ (4,814)	$ (2,372,316)	3,128,963
Stock-option compensation	-		-		-		28,000			28,000
Issuance of Series C-1 Preferred Stock	-		-		-		-	-		1,088,913
Foreign currency translation adjustment	-		-		-		-	8,298		8,298
Net loss	-		-		-		-		(599,271)	(599,271)
December 31, 2014	163,549	148,129	200,000	167,242	2,094,526	2,095	221,047	3,484	(2,971,587)	3,654,903
Stock based compensation	-		-		-		42,000			42,000
Foreign currency translation adjustment	-		-		-		-	(55,048)		(55,048)
Net loss	-		-		-		-		(709,340)	(709,340)
December 31, 2015	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 263,047	$ (51,564)	$ (3,680,927)	$ 2,932,515

See accompanying independent accountants' review report
and notes to the consolidated financial statements

4

PT MOTION WORKS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (709,340)	$ (599,271)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation	24,586	31,059
Amortization	16,903	15,027
Stock-based compensation	42,000	28,000
Changes in operating assets and liabilities:		
Accounts receivable	(249,887)	44,226
Inventory	(172,147)	370,325
Prepaid inventory	3,022	71,163
Other current assets	(11,204)	17,088
Accounts payable	83,658	(80,720)
Accrued liabilities	65,201	(11,610)
Deferred revenue	(3,046)	(21,686)
Net cash used in operating activities	(910,254)	(136,399)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(87,710)	(17,264)
Purchase of intangible assets	-	(64,714)
Deposits and other	(1,395)	-
Net cash used in investing activities	(89,105)	(81,978)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	1,000,000	-
Repayment of notes payable	(4,392)	(3,978)
Proceeds from Series C-1 preferred stock	-	1,088,913
Net cash provided by financing activities	995,608	1,084,935
Effect of exchange rate on cash	(29,315)	4,564
Increase (decrease) in cash and cash equivalents	(3,751)	866,558
Cash and cash equivalents, beginning of year	2,351,296	1,480,174
Cash and cash equivalents, end of year	$ 2,318,230	$ 2,351,296
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 3,280	$ 4,542
Cash paid for income taxes	$ 4,400	$ 2,729
Non cash investing and financing activities:		
Vehicle purchased with note payable	$ 21,126	$ 25,554

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

PT Motion Works, LLC was formed on November 20, 2007 in the State of California. PT Motion Works, Inc. was incorporated on August 13, 2009 in the State of Delaware. PT Motion Works, LLC was merged into PT Motion Works, Inc. on December 15, 2009, with PT Motion Works, Inc. being the surviving entity. PT Motion Works, Inc. is the sole parent of its wholly owned subsidiary ElliptiGO Incorporated. ElliptiGO Incorporated, in turn, is the sole parent of its wholly-owned subsidiary ElliptiGO, Ltd. PT Motion Works, Inc. and ElliptiGO Incorporated are headquartered in Solana Beach, California. ElliptiGO, Ltd. is headquartered in Milton Keynes, United Kingdom. The consolidated financial statements of PT Motion Works, Inc., ElliptiGO Incorporated and ElliptiGO, Ltd. (which collectively may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Through ElliptiGO Incorporated and ElliptiGO Ltd., the Company designs, markets, sells and distributes elliptical bikes and related accessories in the United States and around the world. Elliptical bikes bring together the best elements of running, cycling, and the elliptical trainer. They provide a low-impact outdoor exercise and recreation experience that is comfortable, fun and effective. The Company has sold more than 19,000 elliptical bikes and generated more than $30 million in revenue since making its first sale in 2010.

The Company has 21 full-time and two part time employees. The Company sources its elliptical bicycles from a supplier in Taiwan. The products come almost fully-assembled in the box. In the U.S. and UK, they are warehoused by third-party logistics companies. The products can be shipped via UPS, FedEx, or USPS to retailers or consumers directly from the third-party warehouse without being re-packaged. The Company also ships products directly to international consumers and international distributors directly from the factory in Taiwan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of PT Motion Works, Inc., and its wholly owned subsidiaries ElliptiGO Incorporated. and ElliptiGO Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2015 and 2014, no allowance was recorded as all receivables are expected to be collected.

Inventories
Inventories consist primarily of finished good products that include elliptical bikes, elliptical bike parts and apparel. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO).

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Patents
The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Product Warranty Costs

The Company provides warranties for certain products. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Historically, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2015 and 2014.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the straight line method.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition

The Company recognizes revenues from the sale of goods directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to the Company's customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. Generally, we extend credit to our wholesale customers and do not require collateral.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $75,645 and $88,406 for the years ended December 31, 2015 and 2014, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Foreign Currency

The Company's functional currency is the United States Dollar. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated Statements of Operations and Other Comprehensive Loss. Net gains or losses resulting from the translation of financial statements are accumulated and charged directly to accumulated comprehensive income or (loss), a component of stockholders' equity. Realized gains or losses resulting from foreign currency transactions are included in operations for the period.

Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2015 and 2014, the Company had three and two customers that made up in aggregate 48% and 62% of accounts receivable, respectively. During the years ended December 31, 2015, one customer made up 11% of revenue. There were no such revenue concentrations in 2014. Management believes the loss of one or more of these customers would have a significant effect the Company's consolidated financial condition.

As of December 31, 2015, the Company had one vendor that made up 25% of our accounts payable. This vendor is the sole manufacturing source of the Company's product line, comprising approximately 90% of inventory purchases. The loss of this vendor would significantly affect operations and the financial condition of our Company. As of December 31, 2014, there were no accounts payable concentrations, but the same vendor as noted above had a similar concentration of total purchased goods.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2015 and 2014, property and equipment consisted of the following:

	2015	2014
Equipment	$ 207,595	$ 145,920
Vehicle	77,430	32,874
Software	41,570	41,570
Office equipment	29,021	29,021
Furniture and fixtures	4,777	4,777
Leasehold Improvements	7,918	5,313
Total property and equipment	368,311	259,475
Accumulated Depreciation	(202,222)	(177,636)
	$ 166,089	$ 81,839

Depreciation expense for the years ended December 31, 2015 and 2014 was $24,586 and $31,059, respectively.

NOTE 4 – INTANGIBLE ASSETS

Finite intangible assets consisted of the following based on useful lives ranging from three (3) to 17 years are as follows as of December 31:

		2015		2014
Patents	$	282,829	$	282,829
Licences		4,000		4,000
Website		23,659		23,773
Accumulated amortization		(97,410)		(80,507)
	$	213,078	$	230,095

There were no acquired intangible assets as of December 31, 2015 and 2014.

Amortization expense for intangible assets for the years ended December 31, 2015 and 2014 was $16,903 and $15,027, respectively

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31:

		2015		2014
Payroll and related benefits	$	91,997	$	59,380
Sales and other tax		24,630		16,897
Interest		3,206		-
Other		11,159		3,010
	$	130,992	$	79,287

NOTE 6 – DEBT

Notes Payable
In 2015, the Company entered into a series of notes payable for aggregate proceeds of $1,000,000. The notes bear interest at 9% per annum and are due December 2017. The notes are secured by all of the Company's inventory and accounts receivable from retailers arising from the wholesale purchase of bikes and accessories in the normal course of business. The proceeds were used to fund operations. As of December 31, 2015, accrued interest on these notes was $3,206 and included within accrued liabilities in the accompanying consolidated balance sheet.

In February 2014, the Company purchased a vehicle for total value of $32,874, of which $25,554 was financed over five years at an interest rate of 2.64%.

In April 2015, the Company purchased a vehicle for total value of $21,126 of which the whole amount was financed over five years at an interest rate of 2.74%.

As of December 31, 2015, future annual minimum principal payments are as follows for the above described debt:

2016	$	9,537
2017		1,009,537
2018		9,537
2019		4,327
2020		2,166
	$	1,035,104
Less: current portion	$	(9,537)
Long term notes payable	$	1,025,567

NOTE 7 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

The Company has rented office space in Solana Beach, CA since 2009 on a yearly basis with options to extend the lease for periods of one to three years. Rent from the period Jan. 1 2014 through February 2015 ranged from $3,731 to $4,216. In February 2015, the Company rented a space adjacent to its existing office space for an additional $1,395 per month through a lease that ran through June 2016. In February 2016, the Company entered into a new agreement for both spaces at a monthly rent of $6,650 per month through a lease that ran through June 2017 (the "Current Lease"). At the end of the Current Lease, the Company can extend the lease for another year at a monthly rent of $6,850 and has the option to extend the lease for additional years at a market rate to be determined in the future.

The minimum lease payments remaining under the lease as of December 31, 2015 are $79,800 for 2016 and $39,900 for 2017, respectively.

Licenses
The Company licenses certain patented technology from a third party related to patents a third-party holds on a self-propelled exercise device. Per the terms of the license, as amended, the Company has an exclusive right and license under the licensed patents to make, have made, use, offer to sell, and/or sell licensed products in Taiwan and throughout the United States of America and its possessions. The Company shall have the right to grant one or more sublicenses, with the consent of the third-party. The license required a one-time fee of $4,000. Royalty obligations commenced on the first sale date of February 24, 2010 and are based on the net selling price of the licensed products. In years one and two, the royalties were 3%, in year three the royalties were 4%, and the fourth and all subsequent years will incur a 5% royalty on net sales. Minimum royalties started in the third year at $10,000 per year and escalated through the fifth year and any future year to $20,000 per year. During the years ended December 31, 2015 and 2014, royalty payments were $207,559 and $214,700, respectively.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company has authorized the issuance of 2,000,000 shares of preferred stock with par value of $0.001. The preferred stock is broken out into a series of designations as more fully described below. The Company's Board of Directors has approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of preferred stock to 3,000,000. The shareholders have approved this amendment and the Company intends to file the amendment in early January 2017.

Series A Preferred Stock

The Company has authorized 200,000 shares and issued 200,000 shares of Series A-1 Preferred Stock, authorized 163,550 shares and issued 163,549 shares of Series A-2 Preferred Stock, authorized 242,426 shares and issued 242,422 shares of Series A-3 Preferred Stock, and authorized 545,000 shares and issued 540,693 shares of and Series A-4 Preferred Stock (collectively, the "Series A Preferred Stock") with par value of $0.001. All issued shares were all outstanding as of both December 31, 2015 and 2014.

Original proceeds under these offerings were $200,000 for the Series A-1 Preferred Stock, $175,000 for the Series A-2 Preferred Stock, $400,000 for the Series A-3 Preferred Stock and $1,545,000 for the Series A-4 Preferred Stock. Initial investments were reduced proportionate to the losses distributed to such investors while the Company was organized as a Limited Liability Company, as described in Note 1. Accordingly, the carrying values are less than original investments made as shown on the accompanying consolidated balance sheets.

Series B Preferred Stock

The Company has authorized 450,000 shares and issued 415,000 of Series B Preferred Stock with par value of $0.001. Gross proceeds from the Series B Preferred Stock offering were $2,075,000. The issued shares were outstanding as of both December 31, 2015 and 2014.

Series C and C-1 Preferred Stock

The Company has authorized 166,682 shares and issued 166,682 of Series C Preferred Stock and authorized 176,000 shares and issued 174,226 shares of Series C-1 Preferred Stock with par value of $0.001. Gross proceeds from the Series C Preferred Stock offering were $1,000,128 and gross proceeds from the Series C-1 Preferred Stock offering were $1,088,913. The issued shares were all outstanding as of both December 31, 2015 and 2014.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock (collectively, "the Designated Preferred Stock") are not redeemable and shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, *pari passu* with each other class, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership an amount of $1.00 per share for each share of Series A-1 Preferred Stock, $1.07 per share of each share of Series A-2 Preferred Stock, $1.65 per share of Series A-3 Preferred Stock Preferred Stock, $3.00 per share of Series A-4 Preferred Stock, $5.00 per share of Series B Preferred Stock, $6.00 per share of Series C Preferred Stock, and $6.25 per share of Series C-1 Preferred Stock then held by them, plus declared but unpaid dividends. If upon the occurrence of such event, the assets and funds to be distributed are insufficient to permit the payments to such holders, then the entire assets and funds legally available for distribution shall be distributed ratably among holders of the Designated Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Designated Preferred Stock are convertible into common stock at the option of the holder at the same per share price as indicated above and votes with common on an as converted basis. Each class of the Designated Preferred Stock is automatically converted into common stock at the earlier of the sale of the Company's common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $5.00 per share (adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Company of not less than $20,000,000 or the date specified by written consent or agreement of the holders of 66.67% of the then outstanding shares of any individual class of preferred stock.

Common Stock
The Company has authorized the issuance of 3,000,000 shares of its common stock with par value of $0.001. The Company's Board of Directors has approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 6,000,000. The shareholders have approved this amendment and the Company intends to file the amendment in early January 2017.

Warrants
In May 2010, the Company issued 25,700 warrants for common stock as part of a contract for services in connection with assistance with raising money. The warrants expire in May 2017, were fully vested upon issuance and have an exercise price of $0.01 per share.

Stock Options
In 2009, our Board of Directors adopted the PT Motion Works, Inc. 2009 Stock Option and Grant Plan (the "2009 Plan"). The 2009 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants and other key persons. Up to 450,000 shares of our common stock may be issued pursuant to awards granted under the 2009 Plan. The 2009 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2015 and 2014 the Company issued 57,438 and 19,000 stock options under the 2009 Plan to various consultants and employees. The granted options in 2014 and 2015 had an exercise price of $3.00 per share, expire in ten years, and vest monthly over either 12 of 36 months. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2015	December 31, 2014
Expected life (years)	6.00	6.00
Risk-free interest rate	1.8%	1.7%
Expected volatility	45%	45%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2013	262,612	$ 2.00	8.2
Granted	19,000	3.00	10.0
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2014	281,612	$ 2.02	7.2
Granted	57,438	3.00	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2015	339,050	$ 2.19	6.8
Exercisable at December 31, 2014	237,903	$ 1.95	7.1
Exercisable at December 31, 2015	277,570	$ 2.70	6.3

Stock option expense for the years ended December 31, 2015 and 2014 was $42,000 and $28,000, respectively, which is included in general and administrative in the accompanying consolidated statements of operations and other comprehensive loss. The Company will recognize the remaining value of the options through 2018 with expected expense as follows: 2016 - $38,000, 2017 - $28,000, and 2018 - $10,000, less amounts related to options that do not vest.

NOTE 9 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2015 and 2014 (rounded to '000's):

	Year Ended December 31,	
	2015	2014
Current tax provision:		
Federal	$ -	$ -
State	4,000	3,000
Total	4,000	3,000
Deferred tax provision (benefit):		
Federal	(214,000)	(184,000)
State	(53,000)	(46,000)
Valuation allowance	267,000	230,000
Total	-	-
Total provision for income taxes	$ 4,000	$ 3,000

The major components of the deferred taxes are as follows at December 31, 2015 and 2014 (rounded to '000's):

	2015	2014
Deferred tax assets:		
Net operating loss carryforwards	$ 1,307,000	$ 1,078,000
Reserves and accruals	39,000	-
Deferred tax liabilities:		
Property and equipment	(2,000)	(1,000)
Total deferred tax asset	1,344,000	1,077,000
Valuation allowance	(1,344,000)	(1,077,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $3,093,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2029. State net operating loss carryforwards through December 31, 2015 are approximately $3,038,000 and begin to expire in 2029 The Company's valuation allowance increased by $267,000 during 2015.

The United States Federal and applicable state returns from 2013 forward are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

NOTE 10 – RELATED PARTY TRANSACTIONS

Of the 2,094,526 shares of common stock outstanding, related parties own 2,000,000 shares of such stock. In addition, related parties make up 100% of the holders of Series A-1 Preferred Stock.

NOTE 11 – SUBSEQUENT EVENTS

In January and July 2016, the Company purchased two vehicles for operations with original purchase prices of $19,758 and $26,587, respectively. Of the original purchase prices $19,758 and $22,338 were financed with interest rates of 2.25% and 5.94% per annum, respectively. Both loans are to be paid in monthly installments over a five-year period.

Subsequent to December 31, 2015, the Company granted 59,646 stock options to various employees. The options had strike prices ranging from $3.00 to $3.25 vest monthly over either 12 of 36 months. The company will value the stock options using the Black-Scholes option pricing model, with similar inputs as described in Note 8.

The Company has evaluated subsequent events that occurred after December 31, 2015 through December 23, 2016, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.